
PROCESSING
NOV 29 2005
WASH, D.C.
203
SECTION



SECU[...]SSION

05044448

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
14890
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 W. FIRST STREET STE. 104
(No. and Street)

GRANITE CITY (City) IL (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN F. SPENGEMANN 312-642-6408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, KELLER, & WIGGINS, LLC
(Name – *if individual, state last, first, middle name*)

2025 CRAIGSHIRE SUITE 130, ST. LOUIS, MO 63146
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
NOV 29 2005
WASH, D.C.
203
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/29/05

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



PENNEE STRUCKMAN
Notary Public - State of Missouri
County of St. Louis
My Commission Expires Oct. 17, 2008
Commission #04623133

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVENTRY CAPITAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

CONTENTS



DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statements of financial condition of Coventry Capital, Inc., a Delaware corporation, as of September 30, 2005 and 2004, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Davis, Keller & Wiggins, LLC

Certified Public Accountants
November 16, 2005

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 28	$ 3
Clearing deposit - marketable security	12,975	12,750
Commissions receivable	9,384	6,902
Interest receivable	89	89
Advances to related party	47,740	16,746
Office equipment and software, net of accumulated depreciation of $47,490 and $42,907	8,974	13,557
Deferred tax benefit	-	2,306
Total Assets	$ 79,190	$ 52,353
LIABILITIES		
Accounts payable	$ 5,019	$ 4,336
Accrued payroll taxes	30	1,651
Deferred income taxes	2,427	-
Income tax payable	2,472	-
Total liabilities	9,948	5,987
STOCKHOLDER'S EQUITY		
Common stock, authorized 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	95,000	95,000
Contributed capital	1,000	1,000
Retained deficit	(29,343)	(51,993)
Accumulated other comprehensive income	2,585	2,359
Total stockholder's equity	69,242	46,366
Total Liabilities And Stockholder's Equity	$ 79,190	$ 52,353

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
REVENUES		
Fee and commissions	$ 159,624	$ 136,989
OPERATING EXPENSES		
Advertising	1,105	1,023
Auto expense	854	885
Depreciation	4,583	6,465
Delivery expense	1,750	2,427
Dues	3,522	4,005
Compensation	28,628	49,628
Director fees	15,000	-
Entertainment and meals	6,110	3,208
Employee benefits	23,586	20,794
Office and other services	17,461	16,404
Outside services	950	500
Professional services	3,675	3,500
Regulatory fees	1,870	1,400
Rent	7,742	14,014
Taxes & licenses	3,131	4,563
Telephone	9,179	13,889
Travel	2,847	-
Total Operating Expenses	131,993	142,705
OPERATING INCOME (LOSS)	27,631	(5,716)
OTHER INCOME		
Interest income	2,224	1,330
NET INCOME (LOSS) BEFORE INCOME TAXES	29,855	(4,386)
INCOME TAX EXPENSE (BENEFIT), NET		
Current	2,472	-
Deferred	4,733	(52)
Total Income Tax Expense (Benefit), Net	7,205	(52)
NET INCOME (LOSS)	22,650	(4,334)
OTHER COMPREHENSIVE GAIN (LOSS) - UNREALIZED NET GAIN (LOSS) ON MARKETABLE SECURITIES	226	(57)
COMPREHENSIVE INCOME (LOSS)	22,876	$ (4,391)

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
COMMON STOCK		
Authorized - 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	$ 95,000	$ 95,000
CONTRIBUTED CAPITAL	1,000	1,000
LESS TREASURY STOCK AT COST, 10 shares	-	-
RETAINED DEFICIT		
Beginning balance	(51,993)	(40,763)
Treasury stock retired	-	(6,839)
Net income (loss)	22,650	(4,391)
Ending balance	(29,343)	(51,993)
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Unrealized gain on available for sale security, net of tax effect	2,585	2,359
TOTAL STOCKHOLDER'S EQUITY	$ 69,242	$ 46,366

See Accountant's Audit Report
The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
OPERATING ACTIVITIES		
Net income (loss)	$ 22,650	$ (4,391)
Adjustments to reconcile net cash provided by operating activities:		
Depreciation and amortization	4,583	6,465
Deferred income taxes	4,733	(52)
Income tax payable	2,472	-
Effects of changes in:		
Commissions receivable	(2482)	92
Other assets, net	-	1,652
Accounts payable	683	2,639
Accrued payroll taxes	(1,620)	83
Net cash provided by operating activities	31,019	6,488
FINANCING ACTIVITIES		
Increase in related-party advances	(30,994)	(6,531)
	-	-
Net cash used by financing activities	(30,994)	(6,531)
NET INCREASE (DECREASE) IN CASH	25	(43)
CASH AT BEGINNING OF YEAR	3	46
CASH AT END OF YEAR	$ 28	$ 3
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See Accountant's Audit Report
The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company is an introducing broker-dealer that receives no securities. It is subject to regulation by the Securities and Exchange Commission ("SEC"). The Company provides stock and bond brokerage services (approximately 78 and 72 percent of 2005 and 2004 revenues, respectively) and investment advisory services (approximately 22 and 28 percent of 2005 and 2004 revenues, respectively). Brokerage commission income is recorded net of clearing house charges on a settlement date basis. Advisory fees are computed and billed in advance for the following period at a contractual percentage of the client's month-end portfolio fair market value. As the broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly middle-income individuals, its operations may be affected by economic fluctuations.

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office equipment and software

Equipment is stated at cost and is depreciated principally using accelerated methods over a five-year estimated life. The cost of purchased software is amortized on a straight-line basis over 36 months.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,105 and $1,023 during the years ended September 30, 2005 and 2004, respectively.

Income taxes

The provision for income taxes is based on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change in the deferred tax assets and liabilities.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities considered available-for-sale are recorded at fair market value if they have a readily determinable fair value. The corresponding accumulated unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the statement of financial condition, net of tax effect. Management believes that its investments in marketable securities should be classified as investments that are available-for-sale. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income.

Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income (loss) and its components to be reported when a Company has items of other comprehensive income (loss). During the years ended September 30, 2005 and 2004, the Company recognized other comprehensive income (loss) of $226 and $(57), respectively, which is included in the total of accumulated other comprehensive income (loss) in the statements of stockholder's equity. The comprehensive income (loss) amounts are attributed to the unrealized gain (loss) in the fair value of marketable securities (Note 3). Comprehensive income (loss), consisting of net income (loss) plus other comprehensive income (loss), aggregated to $22,876 and $(4,391) for the years ended September 30, 2005 and 2004, respectively.

2. ADVANCES TO RELATED PARTY

The Company has made advances to its' sole officer, which are due upon demand. The Company charged interest at four percent for 2005 and 2004 on the average loan balances. Interest income for the years ended September 30, 2005 and 2004 was $1,490 and $529, respectively.

3. CLEARING DEPOSIT - MARKETABLE SECURITY

The Company is required to maintain a minimum deposit of $10,000 in the Clearing account. The Company currently owns the following marketable security that is valued at market. The resulting difference between cost and market is included in other accumulated comprehensive income in the statement of stockholder's equity, net of tax effect. The cost and market values of these securities at September 30, 2004 and 2003 are as follows:

	2005	
	Cost	**Market**
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,975

	2004	
	Cost	**Market**
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,750

4. RENT EXPENSE

The Company conducts its operations from facilities that are leased on a month-to-month basis.

5. INCOME TAX

The deferred tax asset (liability) components as of September 30, 2005 and 2004 are as follows:

	2005	2004
Tax over book depreciation	$ (1,884)	$ (2,847)
Unrealized gain on marketable securities	(543)	(495)
Net operating loss	-	5,648
Deferred Income Tax Benefit (Liability)	$ (2,427)	$ 2,306

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

Our report on our audits of the basic financial statements of Coventry Capital, Inc. for the years ended September 30, 2005 and 2004 appears on page 1. These audits were done for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied on the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

November 16, 2005

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2005 AND 2004

	2005	2004
Assets	$ 79,190	$ 52,353
Liabilities	(9,948)	(5,987)
Stockholder's equity	69,242	46,366
Nonallowable assets	(56,714)	(35,359)
Tentative net capital	12,528	11,007
Haircuts	(714)	(701)
Net capital	11,814	10,306
Required capital	(5,000)	(5,000)
Excess net capital	$ 6,814	$ 5,306

See accountants' report on supplementary information.



DAVIS
KELLER &
WIGGINS, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

For the years ended September 30, 2005 and 2004, there were no material inadequacies in the records of Coventry Capital, Inc.

Davis Keller & Wiggins, LLC

Certified Public Accountants

November 16, 2005

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES
SEPTEMBER 30, 2005 AND 2004

	2005	2004
Subordinated liabilities at beginning and end of year	$ -	$ -

See accountants' report on supplementary information.

COVENTRY CAPITAL, INC.
RECONCILIATION OF THE AUDITED
COMPUTATION OF NET CAPITAL AND BROKER/DEALER'S
CORRESPONDING UNAUDITED PART IIA

	UNAUDITED PART II 09/30/05						AUDIT JOURNAL		REPORT ENTRIES	AUDITED PART II 09/30/05				
	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.		DEBIT		CREDIT	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.
CASH-CHECKING	28									28				
CLEARING-CEF														
CLEARING ACCT	12,975									12,975				
SAFEKEEPING ACCT														
INTEREST RECEIVABLE						(1)	89			89				
A/R TRANSACTIONS	9,384									9,384				
DUE FROM OFFICER	42,374		42,374			(2)	5,366			47,740		47,740		
DEPOSIT-RENT														
OFFICE EQUIPMENT	56,465									56,465				
A/D OFFICE EQUIPMENT		50,607	5,858			(4)	3,116				47,491	8,974		
CSV-LIFE INSURANCE														
ACCOUNTS PAYABLE		5,019		5,019	5,019						5,019		5,019	5,019
DEFERRED INCOME TAXES	730							(3)	3,157		2,427		2,427	2,427
PAYROLL TAXES		218		218	218	(9)	188				30		30	30
INCOME TAX PAYABLE								(8)	2,472		2,472		2,472	2,472
CAPITAL STOCK		95,000									95,000			
PAID IN CAPITAL		1,000									1,000			
TREASURY STOCK														
UNREALIZED GAIN OF SECURITY		2,498						(7)	87		2,585			
RETAINED EARNINGS	32,386							(10)	3,043	29,343				
	154,342	154,342	48,232	5,237	5,237		8,759		8,759	156,024	156,024	56,714	9,948	9,948
										(11)				

(1) RECORD INTEREST RECEIVABLE ON BOND
(2) RECORD CHANGES TO OFFICER LOAN ACCT.
(3) ADJUST DEFERRED TAXES
(4) ADJUST ACCUM. DEPRN. FOR YEAR
(5) N/A
(6) N/A
(7) ADJUST UNREALIZED GAIN ON SECURITY
(8) RECORD INCOME TAX LIABILITY FOR Y/E
(9) ADJUST P/R TAXES FOR Y/E
(10) RECORD NET EFFECT ON R/E FOR AJE'S
(11) N/A



DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

In planning and performing our audit of the financial statements of Coventry Capital, Inc. for the year ended September 30, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operations that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgement, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Due to the fact that one person functions as accountant, manager, and owner, it is impossible or impracticable to implement significant internal controls within the organization.

This report is intended for the information and use by the board of directors and the Securities and Exchange Commission.

Davis Keller & Wiggins LLC

St. Louis, Missouri
November 16, 2005

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: COVENRY CAPIAL, INC. [13]

SEC FILE NO.: 8-29988 [14]

FIRM I.D. NO.: 014890 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1635 W. FIRST STREET, STE. 104 [20]
(No. and Street)

GRANITE CITY [21] IL [22] 62040 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/1/04 [24]

AND ENDING (MM/DD/YY): 9/30/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN F. SPENGEMANN [30]

(Area Code) — Telephone No.: 312-642-6408 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of November 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DAVIS, KELLER & WIGGINS, LLC [70]

ADDRESS

2025 CRAIGSHIRE, STE 130 [71]	ST. LOUIS [72]	MO [73]	63146 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 9/30/05 [99]
SEC FILE NO. 8-29988 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 28	200			$ 28	750
2. Receivables from brokers or dealers:						
A. Clearance account	12975	295				
B. Other		300	$	550	12975	810
3. Receivable from non-customers	9384	355	47740	600	57124	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	8974	680	8974	920
11. Other assets	89	535		735	89	930
12. TOTAL ASSETS	$ 22476	540	$ 56714	740	$79190	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	9948 [1205]	[1385]	9948 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 9948 [1230]	$ [1450]	$ 9948 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		9500 [1792]
C. Additional paid-in capital		1000 [1793]
D. Retained earnings		(26758) [1794]
E. Total		[1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 69242 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 79190 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/05

COMPUTATION OF NET CAPITAL

Line	Item		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 69242	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 69242	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 56714	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(56714)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 12528	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options [30]		3730		
	4. Other securities	714	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(714)	3740
10.	Net Capital			$ 11814	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 663	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5000	3760
14. Excess net capital (line 10 less 13)		$ 6814	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 10819	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 9948	3790
17. Add:				
A. Drafts for immediate credit	21 $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 9948	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 84	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23. Net capital requirement (greater of line 21 or 22)		$	3760
24. Excess capital (line 10 less 23)		$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. 10/1/04

For the period (MMDDYY) from 10/1 [3932] to 9/30/05 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

Item	Amount	Code
REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 124048	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	35576	3975
8. Other revenue	2224	3995
9. Total revenue	$ 161848	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	21000	4120
11. Other employee compensation and benefits	7628	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	1870	4195
15. Other expenses	107091	4100
16. Total expenses	$ 137589	4200
NET INCOME		
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 24259	4210
18. Provision for Federal income taxes (for parent only)	1609	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 22650	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 1682	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 10/1/04 to 9/30/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 46366	4240
A. Net income (loss)			22650	4250
B. Additions (Includes non-conforming capital of	29 $ 226	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 69242	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 RBC DAIN RAUSCHER, INC. 4335 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals